UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Scienjoy Holding Corporation
(Name of Issuer)

Class A Ordinary Share and Class B Ordinary Share
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Heshine Holdings Limited Xiaowu He 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China 100029 +0086 018610932235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heshine Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A Ordinary Share: 5,032,208(1) Class B Ordinary Share: 2,925,058(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
Class A Ordinary Share: 5,032,208 Class B Ordinary Share: 2,925,058
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Ordinary Share: 5,032,208 Class B Ordinary Share: 2,925,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 14.23%(2) Class B Ordinary Share: 100% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share in accordance with certain procedure. Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one (1) vote per share.

(2)	Calculation is based on 35,359,054 Class A Ordinary Shares and 2,925,058 Class B Ordinary Shares issued and outstanding as of June 13, 2022. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and the Reporting Person beneficially owns 20.78% of the total number of the issued and outstanding Ordinary Shares.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiaowu He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A Ordinary Share: 5,032,208(1) Class B Ordinary Share: 2,925,058(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
Class A Ordinary Share: 5,032,208 Class B Ordinary Share: 2,925,058
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Ordinary Share: 5,032,208 Class B Ordinary Share: 2,925,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 14.23%(2) Class B Ordinary Share: 100% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)

Calculation is based on 35,359,054 Class A Ordinary Shares and 2,925,058 Class B Ordinary Shares issued and outstanding as of June 13, 2022. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and the Reporting Person beneficially owns 20.78% of the total number of the issued and outstanding Ordinary Shares.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed on August 23, 2021 by Heshine Holdings Limited (“Heshine”), a company organized under the laws of the British Virgin Islands, and Xiaowu He, a citizen of Canada (each a “Reporting Person”, and, collectively, the “Reporting Persons”), as amended by Amendment No. 1, filed on November 13, 2021 (“Amendment No.1”, together with the Original Schedule 13D, the “Schedule 13D”), relating to the beneficial ownership of the Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”), and Class B Ordinary Shares, no par value (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately before the previous last paragraph:

On May 9, 2022, the board of directors of the Issuer determined that the SJ 2021 Earnout Target set forth in the Share Exchange Agreement has been fulfilled and authorized and approved the issuance of 637,500 Class A Ordinary Shares and 300,000 Class B Ordinary Shares to Heshine. Accordingly, on June 8, 2022, the Issuer issued 637,500 Class A Ordinary Shares and 300,000 Class B Ordinary Shares to Heshine.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)	As of the date of this filing, Heshine beneficially owns (without giving effect to the conversion of Class B Ordinary Shares into Class A Ordinary Shares) (i) 5,032,208 Class A Ordinary Shares, which represent 14.23% of the outstanding Class A Ordinary Shares and (ii) 2,925,058 Class B Ordinary Shares, which represent 100.0% of the outstanding Class B Ordinary Shares. The foregoing percentage interests are based on 35,359,054 Class A Ordinary Shares and 2,925,058 Class B Ordinary Shares, in each case, outstanding as of June 13, 2022. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and Heshine beneficially owns 20.78% of the total number of the issued and outstanding Ordinary Shares.

Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Accordingly, in the meeting of the shareholders or on any resolution of shareholders, Heshine may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the securities representing 53.06% of the voting power of the Issuer.

In addition, Xiaowu He is the sole shareholder and sole director of Heshine and may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the 5,032,208 Class A Ordinary Shares and 2,925,058 Class B Ordinary Shares directly held by Heshine.

As of the date of this filing, the Lock-Up Period under the Resale Lock-up Agreement between the Issuer (then known as Wealthbridge Acquisition Limited) and Lavacano dated May 7, 2020 has expired.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2022

HESHINE HOLDINGS LIMITED

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title	Director

/s/ Xiaowu He
Xiaowu He